FOR IMMEDIATE RELEASE
November 3, 2005

Extendicare Health Services, Inc. Announces Third Quarter Results

•	Q3 income from continuing operations of $19.0 million

•	EBITDA margin of 14.9%

•	Medicare census of 17.7%

•	Nursing home occupancy of 92.8%

MILWAUKEE, WISCONSIN – Extendicare Health Services, Inc. (EHSI) reported income from continuing operations of $19.0 million in the 2005 third quarter, compared to $11.5 million in the 2004 third quarter. Results for the 2005 third quarter included an after-tax gain of $5.6 million on disposal of assets and impairment of long-lived assets compared to an after-tax loss of $3.0 million in the 2004 third quarter. The valuation of interest rate caps resulted in an after-tax gain of $0.1 million in the 2005 third quarter compared to an after-tax loss of $1.2 million in the 2004 third quarter.

EHSI is a wholly owned subsidiary of Extendicare Inc. (TSX: EXE.MV and EXE.SV; NYSE: EXE).

“At 14.9%, EHSI continues to post industry leading EBITDA margins among its publicly traded peers,” said Mel Rhinelander, EHSI’s Chairman and Chief Executive Officer. “We have been able to achieve this despite experiencing seasonality in our operations through the summer months, as hospitals tend to perform fewer elective surgeries which affects our admissions of short-term stay patients.”

The Company today is pleased to announce the appointments of Philip Small as President of EHSI and Ms. Laurie Bebo as President of Assisted Living Concepts, Inc. (ALC). Mr. Small was previously Executive Vice-President and Chief Operating Officer of EHSI, and Ms. Bebo was formerly Senior Vice-President of EHSI. “Mr. Small is a seasoned operator with over 20 years experience in the U.S. senior care industry demonstrating both leadership and a strong commitment towards helping the Company achieve its growth objectives. Ms. Bebo has been largely responsible for the successful integration and performance of ALC since its acquisition by EHSI in January of 2005,” added Mr. Rhinelander.

In the 2005 third quarter, management commenced plans to dispose of three underperforming nursing facilities in Minnesota and a leased facility in Wisconsin. Also in the third quarter, EHSI sold six leased facilities. As a result of these activities, the Company has reported the results of these operations as discontinued, and reclassified the property and equipment of the facilities to be sold, as assets held for sale.

EHSI’s average daily Medicare patient census on a same-facility basis increased 8.0% to 2,210 in the 2005 third quarter compared to 2,046 in the 2004 third quarter, although it declined from the 2005 second quarter of 2,411. As a percent of same-facility nursing home census, Medicare patients represented 17.7% in the 2005 third quarter compared to 16.4% in the 2004 third quarter. Nursing home occupancy, on a same-facility basis, increased during the 2005 third quarter to 92.8% from 92.6% in the 2004 third quarter, and was relatively unchanged from the 2005 second quarter.

EHSI’s acquisition of ALC is continuing to perform well. For the 2005 third quarter, ALC contributed revenue of $46.8 million and EBITDA of $10.7 million, which is a moderate improvement over the 2005 second quarter.

Quarters ended September 30, 2005 and September 30, 2004 – Continuing Operations
Revenue from continuing operations grew $59.3 million, or 25.1%, to $295.4 million from the 2004 third quarter. Excluding a net improvement of $48.3 million from new and disposed operations, revenue on a same-facility basis grew $11.0 million, or 4.8%, due to improvements in funding of $12.2 million, $2.5 million from an increase in number of residents served, primarily Medicare, and an improvement of $0.8 million from other items, partially offset by lower prior period settlement adjustments of $4.5 million.

EBITDA increased $5.6 million to $44.0 million in the 2005 third quarter from $38.4 million in the 2004 third quarter, and as a percent of revenue was 14.9% compared to 16.3%. New facilities, net of those disposed, contributed EBITDA of $11.8 million in the 2005 third quarter compared to $0.3 million in the 2004 third quarter. Excluding the net improvement between periods of $11.5 million attributable to new and disposed facilities, EBITDA from same-facility operations declined by $5.9 million, of which $4.5 million was due to prior period revenue settlement adjustments. Results of the remaining operations declined by $1.4 million, with funding and resident census improvements falling short of the rise in operating costs. For example, labor related costs, on a same-facility basis, were up $7.4 million associated with higher staffing levels to accommodate increased census, and included an average wage rate increase of 4.3% in the nursing home operations over the 2004 third quarter, and state provider taxes were higher by $3.6 million.

Net Income Comparison of 2005 Third Quarter to 2005 Second Quarter
In comparison to the 2005 second quarter, the 2005 third quarter income from continuing operations declined by $0.1 million from $19.1 million to $19.0 million. Results for the 2005 third quarter included an after-tax gain of $5.7 million compared to an after-tax loss of $0.2 million in the 2005 second quarter for the valuation of interest rate caps and disposal or impairment of assets and other items. Excluding these items, earnings declined by $6.0 million due to prior period revenue and provider tax settlement adjustments, a decline in Medicare census and wage rate increases. The 2005 second quarter results included prior period settlement adjustments of pre-tax $4.8 million compared to $0.1 million in the 2005 third quarter.

Nine Months ended September 30, 2005 and September 30, 2004 – Continuing Operations
Earnings from continuing operations for the first nine months of 2005 were $50.9 million compared to $30.0 million in the same 2004 period, and were impacted by gains and losses on assets. Results included an after-tax gain of $4.8 million compared to an after-tax loss of $9.1 million in the same 2004 period, relating to the valuation of interest rate caps and disposal or impairment of assets and other items. Excluding these items, earnings from continuing operations improved by $7.0 million due to the contribution from the acquisition of ALC, improved resident occupancy and the increase in number of Medicare residents served. Revenue from continuing operations increased $208.2 million, or 30.5%, over the same 2004 period. Excluding new and disposed facilities, revenue on a same-facility basis grew by $81.5 million, or 12.1%, due to an average increase in payor rates of $38.8 million, favorable prior period settlement adjustments of $23.6 million, primarily associated with the Pennsylvania and Indiana Medicaid settlements, improvements in occupancy and patient mix of $18.0 million, and an improvement of $1.1 million from other items.

EBITDA increased $34.3 million to $137.8 million in the first nine months of 2005 from $103.5 million in the same 2004 period, and as a percent of revenue increased to 15.5% from 15.2%. New facilities, net of those disposed, contributed EBITDA of $29.7 million in the first nine months of 2005 compared to $0.8 million in the same 2004 period. In addition, the net impact of prior period revenue and provider tax settlement adjustments contributed EBITDA of $7.3 million in the first nine months of 2005 compared to $3.3 million in the same 2004 period. EBITDA from remaining operations improved by $1.4 million primarily due to higher resident occupancy and patient mix, with funding improvements mostly offset by cost increases. Labor related costs, on a same-facility basis, were up $29.5 million between periods associated with increased staffing levels to accommodate improved census, and included an average wage rate increase of 3.9% in the nursing home operations over the 2004 period, and state provider taxes were higher by $12.2 million.

Net interest costs for the first nine months of 2005 were up $12.3 million from the same 2004 period. The 2004 results included non-recurring interest income associated with the settlement of notes receivable of $2.7 million. The remaining increase was due to the added interest costs associated with the ALC acquisition, partially offset by a decline in other debt.

Discontinued Operations
Discontinued operations represents three owned and operated nursing facilities and seven nursing facilities that were leased to and operated by a third party. During the third quarter, the Company sold six of these leased facilities for net proceeds of $9.4 million, and has designated the remaining four as held for sale. The loss from discontinued operations was $0.8 million in the 2005 third quarter compared to a loss of $1.1 million in the 2004 third quarter. The 2005 third quarter included a pre-tax $2.1 million impairment charge to fair value the remaining assets, and a pre-tax gain of $3.4 million on the sale of six leased facilities, with no such items in the 2004 third quarter. For the nine months ended September 30, 2005, the loss from discontinued operations was $5.3 million compared to a loss of $1.4 million in the same 2004 period. The 2005 results included a pre-tax impairment charge of $7.8 million and a pre-tax gain of $3.4 million on the sale of assets, with no such items in the same 2004 period.

Other Items
As previously announced, during the third quarter of 2005, the Company recognized a pre-tax gain of $9.2 million related to the receipt of 164,000 shares of Omnicare, Inc. in exchange for a warrant, which was accounted for at the fair market value of the shares. As the Company’s carrying value of the warrant had been written down to nil in 2004, this transaction resulted in the recognition of a gain.

In the 2005 third quarter, EHSI entered into a purchase and sale agreement to acquire a 126-bed nursing facility in Pennsylvania for $7.8 million in cash. The acquisition is anticipated to close in December 2005. Extendicare Health Services, Inc. of Milwaukee, Wisconsin, is a wholly owned subsidiary of Extendicare Inc., and is a major provider of long-term care and related services in the United States. Through its subsidiaries, Extendicare Inc. operates 442 long-term care facilities in the United States and Canada, with capacity for over 34,700 residents. As well, through its operations in the United States, Extendicare offers medical specialty services such as subacute care and rehabilitative therapy services, while home health care services are provided in Canada. Extendicare Inc. employs 38,100 people in North America.

In a separate news release issued today, Extendicare Inc. announced its 2005 third quarter financial results. On November 4, 2005, at 10:00 a.m. (ET), Extendicare Inc. will hold a conference call to discuss its results for the third quarter. The call will be webcast live, and archived, in the investor information section of the Company’s website at www.extendicare.com. Alternatively, the call in number is 1-866-540-8136 or 416-340-8010. For those unable to listen to the call live, a taped rebroadcast will be available until midnight on November 18, 2005. To access the rebroadcast, dial 1-800-408-3053 or 416-695-5800, conference ID number 3165207. Also, a supplemental information package containing historical annual and quarterly financial results and operating statistics on the Company can be found on the website under Investor Information/Investor Documents/Supplemental Information.

The attached statements reflect certain reclassifications to the prior period figures to conform to the 2005 presentation.

Statements contained in this release other than statements of historical fact, including statements regarding anticipated financial performance, business strategy and management’s plans and objectives for future operations, are forward-looking statements. These forward-looking statements can be identified as such because the statements generally include words such as “expect”, “intend”, “anticipate”, “believe”, “estimate”, “plan” or “objective” or other similar expressions. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, these statements. In addition to the risks and uncertainties related to these statements, other risks and uncertainties are identified in Extendicare Inc.’s or Extendicare Health Services, Inc.’s filings with Canadian and United States securities regulators and include, but are not limited to, the following: changes in the health care industry in general and the long-term care industry in particular because of political and economic influences; changes in regulations governing the industry and the Company’s compliance with such regulations; changes in government funding levels for health care services; resident care litigation, including exposure for punitive damage claims and increased insurance costs, and other claims asserted against the Company; the successful integration of Assisted Living Concepts, Inc.; the Company’s ability to attract and retain qualified personnel; the availability and terms of capital to fund the Company’s capital expenditures; changes in competition; and demographic changes. Given these risks and uncertainties, readers are cautioned not to place undue reliance on the Company’s forward-looking statements. All forward-looking statements contained in this report are necessarily estimates reflecting the best judgment of the party making such statements based upon current information, and the Company assumes no obligation to update any forward-looking statement.

For further information, contact:
Extendicare Inc.
Christopher Barnes
Manager, Investor Relations
Phone: (905) 470-5483
Fax: (905) 470-4003
Email: cbarnes@extendicare.com

Visit Extendicare’s Website @ www.extendicare.com

EXTENDICARE HEALTH SERVICES, INC.
Condensed Consolidated Statements of Income

	Three months ended		Nine months ended
(thousands of U.S. dollars)	September 30		September 30
	2005	2004	2005	2004
Revenues
Nursing and assisted living facilities	288,267	229,094	869,256	661,632
Outpatient therapy	2,885	2,847	8,515	8,521
Other	4,252	4,149	13,214	12,664

	295,404	236,090	890,985	682,817
Operating and administrative costs	245,522	195,503	736,929	572,627
Lease costs	5,833	2,218	16,221	6,700

EBITDA (1)	44,049	38,369	137,835	103,490
Depreciation and amortization	11,696	8,351	33,518	24,946
Interest expense	10,438	4,974	29,174	19,832
Interest income	(452)	(188)	(1,089)	(4,013)
Valuation adjustment on interest rate caps	(129)	2,030	2,108	6,423
Loss (gain) on disposal of assets and
impairment of long-lived assets	(9,270)	4,573	(10,348)	1,716
Loss on refinancing and retirement of debt	–	152	275	6,484

Income before income taxes	31,766	18,477	84,197	48,102
Income tax expense	12,808	6,938	33,309	18,068

Income from continuing operations	18,958	11,539	50,888	30,034

Loss from discontinued operations before
income taxes	(1,263)	(1,728)	(8,820)	(2,244)
Income tax benefit on discontinued
operations	(509)	(649)	(3,489)	(843)

Loss from discontinued operations	(754)	(1,079)	(5,331)	(1,401)
Net income	18,204	10,460	45,557	28,633

(1)	EBITDA refers to income from continuing operations before interest, taxes, depreciation, amortization, valuation adjustment on interest rate caps, loss (gain) on disposal of assets and impairment of long-lived assets, and loss on refinancing and retirement of debt.

EXTENDICARE HEALTH SERVICES, INC.
Condensed Consolidated Statements of Cash Flows

	Three months ended		Nine months ended
(thousands of U.S. dollars)	September 30		September 30
	2005	2004	2005	2004
Operating activities
Net income	18,204	10,460	45,557	28,633
Adjustments to reconcile net income to net cash provided from operating activities
Depreciation and amortization	11,956	8,805	34,563	26,317
Provision for self-insured liabilities	2,268	1,650	6,305	4,950
Payments for self-insured liabilities	(3,371)	(6,489)	(10,580)	(11,386)
Amortization of deferred financing costs	477	413	1,402	1,252
Purchase accounting adjustments:
Amortization of leases and debt	(137)	–	(388)	–
Amortization of below market resident leases	(671)	–	(1,836)	–
Valuation adjustment on interest rate caps	(129)	2,030	2,108	6,423
Loss (gain) on disposal of assets and impairment of long-lived assets	(10,567)	4,573	(5,945)	1,716
Loss on refinancing and retirement of debt	–	152	275	6,484
Deferred income taxes	949	(2,633)	4,446	(12,127)

	18,979	18,961	75,907	52,262
Changes in assets and liabilities
Accounts receivable	9,469	(2,409)	(17,783)	5,616
Supplies, inventories and other current assets	3,930	134	6,881	(922)
Accounts payable and accrued liabilities	(9,197)	(1,585)	3,186	1,127
Income taxes	1,559	(30)	2,694	(196)
Current due to shareholder and affiliates	(411)	82	4,793	8,905

Cash provided by operating activities	24,329	15,153	75,678	66,792

Investing activities
Payments for purchases of property and equipment	(10,373)	(6,226)	(21,810)	(17,973)
Payments for new construction projects	(3,246)	(2,391)	(16,352)	(9,334)
Acquisitions	–	–	(145,987)	(6,454)
Proceeds from sale of property and equipment	9,413	4,850	11,291	4,850
Proceeds from sale of investments	–	–	976	4,894
Proceeds from completion of divestiture agreement	–	–	–	10,000
Proceeds from repayment of notes receivable	–	–	–	20,552
Other assets	5,992	(2,156)	5,130	(2,385)

Cash provided by (used in) investing activities	1,786	(5,923)	(166,752)	4,150

Financing activities
Proceeds from issuance of long-term debt	86,000	–	151,000	128,082
Payments of long-term debt	(36,072)	(9,674)	(56,422)	(228,862)
Net change in line of credit	(62,000)	–	(10,000)	–
Payment of financing costs	(942)	(58)	(1,067)	(13,165)
Advances from shareholder and affiliate	–	–	–	22,900
Other liabilities	851	91	1,832	308

Cash provided by (used in) financing activities	(12,163)	(9,641)	85,343	(90,737)

Increase (decrease) in cash and cash equivalents	13,952	(411)	(5,731)	(19,795)
Cash and cash equivalents beginning of period	9,929	29,471	29,612	48,855

Cash and cash equivalents end of period	23,881	29,060	23,881	29,060

EXTENDICARE HEALTH SERVICES, INC.
Condensed Consolidated Balance Sheets

	September 30	December 31
(thousands of U.S. dollars)	2005	2004
Assets
Current assets
Cash and cash equivalents	23,881	29,612
Short-term investment	9,222	–
Accounts receivable, less allowances of $13,219 and $10,594, respectively	121,444	95,973
Supplies, inventories and other current assets	17,529	17,751
Income taxes receivable	–	1,654
Deferred state income taxes	2,929	2,664
Due from shareholder and affiliates	19,441	26,179

	194,446	173,833
Property and equipment	739,609	446,085
Assets held for sale	1,379	–
Goodwill and other intangible assets	82,032	74,554
Deferred state income taxes	3,724	–
Other assets	33,330	41,485

	1,054,520	735,957

Liabilities and Shareholder’s Equity
Current liabilities
Accounts payable	25,564	22,297
Accrued liabilities	120,005	99,920
Current portion of accrual for self-insured liabilities	12,500	18,000
Current portion of amounts due to shareholder and affiliates	2,976	2,975
Current maturities of long-term debt and capital lease obligations	24,378	1,071
Income taxes payable	2,516	–

	187,939	144,263
Long-term debt and capital lease obligations	518,199	290,861
Accrual for self-insured liabilities	21,852	19,725
Other long-term liabilities	19,756	12,448
Deferred state income taxes	–	1,833
Due to shareholder and affiliates	11,059	16,638

	758,805	485,768
Shareholder’s equity	295,715	250,189

	1,054,520	735,957

EXTENDICARE HEALTH SERVICES, INC.
Financial and Operating Statistics

	Three months ended		Nine months ended
	September 30		September 30
	2005	2004	2005	2004
Components of Nursing and Assisted Living Facility Revenue (millions)
Nursing	$231.5	$219.5	$717.9	$632.5
Assisted living	56.8	9.6	151.4	29.1

	$288.3	$229.1	$869.3	$661.6

Nursing Facility Statistics
Percent of Revenue by Payor Source
(same-facility basis)
Medicare	33.1%	31.1%	33.6%	32.4%
Private/other	15.6	17.2	14.9	17.5
Medicaid	51.3	51.7	51.5	50.1
Average Daily Census by Payor Source
(same-facility basis)
Medicare	2,210	2,046	2,340	2,087
Private/other	1,942	2,102	1,948	2,080
Medicaid	8,315	8,302	8,239	8,185

	12,467	12,450	12,527	12,352

Percent of Average Daily Census by Payor Source
(same-facility basis)
Medicare	17.7%	16.4%	18.7%	16.9%
Private/other	15.6	16.9	15.5	16.8
Medicaid	66.7	66.7	65.8	66.3
Average Revenue per Resident Day by Payor Source
(excluding prior period settlement adjustments)
Medicare (Part A and B)	$379.06	$356.66	$373.52	$354.56
Private/other	196.80	191.54	197.29	190.50
Medicaid	148.52	139.60	148.40	138.03
Medicare Part A only	344.65	322.99	342.17	323.10

Assisted living facilities average daily census
Same-facility basis	1,357	1,295	1,338	1,315
Total	7,471	1,425	6,788	1,469

Average Occupancy (excluding managed facilities)
(same facility basis)
Nursing facilities	92.8%	92.6%	93.1%	91.9%
Assisted living facilities	83.1	82.8	83.5	84.9
Combined nursing and assisted living facilities	91.7	91.6	92.1	91.2

Average Occupancy
(excluding managed facilities)
Nursing facilities	92.6%	92.3%	92.9%	91.8%
Assisted living facilities	86.8	82.5	87.5	84.8
Combined nursing and assisted living facilities	90.3	91.2	90.9	91.0